

September 15, 2010

Meg A. Gentle
Senior Vice President and Chief Financial Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

      Re: **Cheniere Energy Partners, L.P.**
                Registration Statement on Form S-3
                Filed August 19, 2010
                File No. 333-168942

Dear Ms. Gentle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a total of 10,891,351 shares of common units in this offering on behalf of Cheniere Common Units Holding, LLC, which appears to be the parent of you. Given their relationship to you, it appears that Form S-3 is not available to you for purposes of conducting a secondary offering because the offering may not be made on a shelf basis pursuant to Rule 415(a)(1)(i); refer to question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations. Accordingly, please revise to identify the selling stockholder as an underwriter within the meaning of Section 2(11) of the Securities Act and otherwise revise your prospectus to reflect that this is a primary offering. Alternatively, please tell us why you believe you are able to conduct a secondary offering pursuant to Rule 415(a)(1)(i) on Form S-3.

Material Tax Consequences, page 47

2. Please provide, in this section, the disclosures set forth in Guide 5 under Item 12G - Tax Liabilities in Later Years and Item 12K – Liquidation or Termination of the Partnership or tell us why it is not appropriate for you to do so.

Item 17. Undertakings, page II-2

3. Please provide the undertakings in Item 20 of Guide 5 – Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships that apply to you. Please refer to Securities Act Release 33-6900 (June 17, 1991).

Exhibit 5.1

4. The legal opinion states on page 5 that "[t]his legal opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law…" Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion at least at it relates to the opinion rendered as to the Secondary Common Units.

5. We also note the assumption you included in the final sentence of the final paragraph. Please either remove this assumption or advise why it is not appropriate for you to do so and revise the statement to make it clear what you are assuming.

Exhibit 8.1

6. We note that tax opinion states on page 2 that "[o]ur opinion is rendered as of the date hereof and we assume no obligation to update or supplement this opinion or any matter related to this opinion to reflect any change of fact, circumstances, or law after the effective date of the Registration Statement." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove this limitation from the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3270 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith S. Mouer
Andrews Kurth, LLP
Via fascimile